Exhibit 99.2
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited Appoints New Chief Operating Officer

Shanghai, China, April 6, 2012 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth limited-service hotel chain operator in China, today announced the appointment of Yunhang Xie as Chief Operating Officer, effective April 5, 2012.

Mr. Xie has more than 16 years of working experience in the IT industry. Prior to joining China Lodging Group, Mr. Xie held several leadership roles in Digital China Networks Co., Ltd. (“DCN”), a leading network equipment and solutions provider, since 2000. He acted as General Manager of DCN from 2005 to 2012, formulating corporate development strategy and managing day-to-day operations. From 1997 to 2000, Mr. Xie served as Deputy General Manager at the network division of Lenovo Science and Technology Development Co., Ltd. Mr. Xie received his master degree of Business and Administration from Cheung Kong Graduate School of Business, and bachelor degree of Engineering from Shanghai Jiaotong University.

Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of the Company, will transfer the supervision responsibilities of various operational functions to Mr. Xie gradually in the next three to six months. After the transition, Mr. Ji will focus on corporate strategy, new brands and major investment decisions, and Mr. Xie will assume responsibilities for the Company’s overall operation.

“We are pleased to have Mr. Yunhang Xie joining our executive team. He will bring us deep knowledge in the information technology domain and solid experience in managing a large-scale service business, both valuable in our future growth, especially in today’s environment, where information technology is reshaping our daily life.” said Mr. Ji.

Moreover, the Board of Directors of China Lodging Group accepted Mr. Haijun Wang’s resignation for personal reasons, effective April 5, 2012. Mr. Wang acted as Executive Vice President of the Company since 2005 and was mainly in charge of new brands before his departure. Mr. Ji, the CEO, will take over the management responsibilities for new brands.

“I would also like to take this opportunity to thank Haijun for his contribution to China Lodging Group and wish him every success in his future endeavors,” said Mr. Ji.

After the above changes, the executive team of China Lodging Group now consists of Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer, Ms. Min (Jenny) Zhang, Chief Financial Officer, and Mr. Yunhang Xie, Chief Operating Officer. Qi is a successful entrepreneur with extensive experience in travel and hotel industry in China. He founded the Company in 2005 and was also a co-founder of Ctrip.com and Home Inns. Graduating from Harvard Business School with an MBA degree, Jenny has more than 10 years of finance and consulting experience in multinational corporations before joining the Company in 2007.

“Our executive team represents a strong combination of entrepreneurship and professional experience. Our leadership team today is well calibrated to grow China Lodging Group into a large-scale, multi-brand hotel group in the next five years,” concluded Mr. Ji.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and high-growth limited-service hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.